SILVER BAY RESOURCES INC.
                               4133 Stanford Ave.
                                Dallas, TX 75225
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VIA EDGAR ONLY

October 31, 2008

United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

Attention: Norman Gholson and Anne Nguyen Parker

     Re: Silver Bay Resources Inc.
         Registration Statement on Form S-1/A
         Filed October 20, 2008
         File Number: 333-153510

To Whom It May Concern:

In response to your letter dated October 29, 2008, Silver Bay Resources Inc. wishes to address the following comment.

FORM S-1

1. We have removed from the Prospectus the following statement, "However, due to the fact that the Company will not receive any of the proceeds of the offering, this offering is not a primary offering by or on behalf of the Company."

2.  We  have  removed  the  reference  to  "convertible   debentures"  from  the
Calculation of Registration Fee table.

3. We have removed the plural references to "founders" and replaced it with the singular reference to "founder".

4. We have amended the cost relating to the registration of common shares from $65,000 to the more accurate cost of $6,240.39.

5. We have clarified the registration in regards to the information and unclear dates of the loan for $60,000. The loan was executed and signed on June 15, 2008. As of July 31, 2008 the balance sheet shows this loan as outstanding with a balance of $60,000. The document has been amended to clarify these dates when and where the loan is referenced.

We trust that everything is in order. If you have any questions or concerns, please feel free to contact us anytime.

Very truly yours,


/s/ Donald R. Gardner
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DONALD GARDNER